November 1, 2007

VIA FACSIMILE AND U.S. MAIL

Gary Todd

Review Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street N.W., Mail Stop 6010

Washington, D.C. 20549-0306

Re:	Clarient, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007
File No. 000-22677

Dear Mr. Todd:

We are writing to respond to the comments set forth in the letter dated September 27, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Clarient, Inc. (“Clarient” or the “Company”), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2006 and the Form 8-K/A filed March 14, 2007.  Each of the Staff’s comments is set forth below in italics, followed by the Company’s response.

Note 9.  Equity-based compensation, page 68

1.              We see that volatility used in calculating the fair value of share-based awards significantly decreased from 101% in 2004 to 57-89% in 2006.  Please tell us and revise future filings to disclose the analysis that resulted in this change in estimate.

Clarient, Inc., 31 Columbia, Aliso Viejo, CA 92656

949.425.5700   Fax 949.425.5701   clarientinc.com

Response: The expected stock price volatility is determined by reference to the Bloomberg historical price volatility measured using weekly price observations for the Company’s stock, for the most recent historical period equal to the expected term of the option. The changes that were made in 2006 and 2005 reflect the same calculation methodology.  Given the number of different options granted in 2006 with different vesting terms, the expected term of the options fluctuated significantly which contributed to the variability in the expected volatility.    We indicate the basis for the calculation in each filing, but will be more clear on its source in future filings.

Note 10.  Stock Transactions, page 70

2.              We see that you have issued warrants to investors, creditors and others.  Please tell us how you considered the requirements of EITF 00-19 in assessing the accounting for those warrants.  Specifically address how you analyzed the instruments in determining whether derivative accounting was required.

Response:  The terms and features of the warrants, including registration rights, have been evaluated under the guidance set forth in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, and EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19.  The Company considered the provisions of EITF 00-19 with respect to each of the warrants, and concluded that all of the criteria for equity treatment in EITF 00-19 were met.  The Company notes in that regard that the warrants may be physically settled, or in some cases, net-share settled at the investor’s option, and do not contain any net-cash settlement provisions or provisions deemed under EITF 00-19 to be equivalent to net-cash settlement provisions.  In that regard, the warrants may be settled in unregistered shares (and a failed registration statement would not affect the Company’s ability to settle in unregistered shares), the Company has reserved sufficient authorized and unissued shares to settle the warrants upon exercise, there are no price reset or similar provisions in the warrants which could cause the number of shares issuable upon exercise to increase, and there are no cash settled “top-off” or “make-whole” provisions in the warrants.

Some but not all of the warrants have registration rights.  With respect to those that have registration rights,  the Company did not view such obligations or any associated liquidated damages provisions as a penalty for the delivery of unregistered shares.  Those registration rights agreements which provided for liquidated damages calculated such damages only with respect to the amount of time that both the shares underlying the warrants and other shares sold contemporaneously in private financing transactions, were unregistered, and without regard to whether unregistered shares were in fact delivered upon exercise of the warrants.  The Company’s treatment was therefore similar to View C described in EITF 05-4 (Issue Summary No. 1, June 1, 2005).

The Company notes that the Task Force did not ultimately take a position as to which of the alternate views expressed in EITF 05-4 were acceptable or unacceptable, due to the subsequent release of FASB Staff Position No. EITF 00-19-2, effective for financial statements issued for fiscal years beginning after December 15, 2006.  FSP No. EITF 00-19-2 provides that a financial instrument subject to a registration payment arrangement should be recognized and measured without regard to the registration payment arrangement, and the registration payment arrangement should be recognized separately as a contingent liability in accordance with Statement of Financial Accounting Standard No. 5 and FASB Interpretation No. 14.  Those issuers which had previously classified derivative instruments as liabilities due to registration payment arrangements were required upon adoption of FSP No. EITF 00-19-2 to reclassify such instruments to equity and to record a cumulative-effect adjustment for the difference between the carrying amount for the instrument immediately prior to adoption of the FSP and the equity amount that would have been recorded on the original issue date.

Since the Company initially classified the warrants as equity, no reclassification to equity or cumulative-effect adjustment was required in connection with the adoption of FSP No. EITF 00-19-2.

3.              In future filings please disclose a roll-forward of outstanding warrants in manner similar to that provided for stock options.

Response: As requested by the Staff, the Company will disclose a roll-forward of outstanding warrants in a manner similar to that provided for stock options in our future Form 10-K filings.

4.              In future filings please make disclosure about the terms, provisions and accounting for registration rights provisions.  Please also make disclosure about any circumstances that may lead to changes in warrant exercise prices and any cashless exercise provisions.

Response: As requested by the Staff, the Company will make disclosure about the terms, provisions and accounting for registration rights provisions in future filings.

Exhibits 31.1 and 31.2

5.              In future filings please revise the first sentence of the certification to delete the title of the certifying individual.  Please note that the wording of the certifications should be exactly as specified in Regulation S-K.

Response: As requested by the Staff, the first sentence of the certifications will be revised to delete the title of the certifying individual in future filings.  In future filings the wording of the certifications will be as specified in Regulation S-K.

Form 8-K/A dated March 8, 2007

6.              Since you have accounted for the disposition of the technology business as discontinued operations under SFAS 144, please tell us why you did not provide a pro forma statement of operations for each of the past three annual periods.

Response: The Company disposed of substantially all of the assets associated with its Technology Group on March 8, 2007, and filed a Form 8-K disclosing the disposition on March 9, 2007.  The Form 8-K was amended on March 14, 2007 to include pro forma financial statements giving effect to the disposition.  The Company included pro forma financial statements for those periods identified in Regulation S-X, Item 11-02(c), which included a pro forma balance sheet at September 30, 2006, and pro forma statements of operations for the nine months ended September 30, 2006 and for the year ended December 31, 2005.

As noted by the Staff, for the first quarter of fiscal 2007, the Company recorded the Technology Group as discontinued operations in accordance with SFAS 144.  Footnote disclosure has been included in the Company’s Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, showing the results of operations of the discontinued operations for the periods reflected in such reports, and the assets and liabilities of the discontinued operations at December 31, 2006.

The assets disposed of in March 2007 were substantially all of the assets associated with the Technology Group — one of the Company’s two reportable business segments before the disposition.  Accordingly, footnote disclosures of the Company’s business segments in its historical financial statements contain substantially similar information to the information that would be reflected in pro forma financial statements for the two annual periods (2004 and 2003) which preceded the disclosure included in the Form 8-K/A filed March 14, 2007.

The Company will include in its Form 10-Q for the quarter ended September 30, 2007 (which we expect to file on or about November 2, 2007), pro forma statements of operations for the years ended December 31, 2006, 2005 and 2004 giving effect to the disposition of the Technology Group accounted for as discontinued operations.

 *       *       *       *       *

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (949) 425-5881.

Very truly yours,
CLARIENT, INC.

/s/ James V. Agnello
James V. Agnello
Senior Vice President and Chief Financial Officer